PARAMOUNT RESOURCES LTD.

Calgary, Alberta

October 27, 2009

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. COMPLETES PRIVATE PLACEMENT OF CANADIAN DEVELOPMENT EXPENSE FLOW-THROUGH SHARES

Paramount Resources Ltd. (“Paramount”) has completed its previously announced private placement of 1,000,000 “flow-through” common shares issued at a price of $16.87 per share for gross proceeds of $16,870,000 which will be used by Paramount to incur eligible Canadian Development Expenses.  The “flow-through” shares were sold directly by Paramount to a corporation controlled by Mr. Clayton H. Riddell, Paramount's Chairman and Chief Executive Officer.

Paramount currently anticipates closing the previously announced offering of up to 5,175,000 common shares (at a price of $15.00 per share) and 500,000 CEE “flow-through” common shares (at a price of $18.75 per share) on November 4, 2009.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888  3rd Street SW

Calgary, Alberta T2P 5C5

Phone: (403) 290-3600

Fax:     (403) 262-7994